Maximum Awards
                  Level 1, 164 Wharf Street, Brisbane QLD 4000
                 Postal Address: PO Box 10580 Brisbane QLD 4000
                    Telephone: 1300 553268 Fax: 07 3831 2349
                               ABN: 43 102 439 896

                                   May 3, 2004



John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Washington, D.C. 20549


         RE:      Maximum Awards, Inc.
                  Registration Statement on Form 10-SB
                  Filed March 3, 2004
                  File No. 0-50621

Dear Mr. Reynolds:

         This follows your letter to Maximum Awards, Inc. dated March 19, 2004.

         The company hereby requests that its registration statement filed March 3, 2004 be withdrawn before that registration statement becomes effective. This request is based upon the fact that Forbush and Associates is not registered with the Public Company Accounting Oversight Board and consequently its January 24, 2004 audit report may not be included in the company's March 3, 2004 filing referenced above.

         Please inform me immediately if the company needs to provide you with additional information or needs to take additional steps in connection with the withdrawal of the registration statement.

         Thank you for your time and attention to the matter.

                                   Sincerely,


                                   /s/ Maxwell A. Thomas
                                   -------------------------
                                   Maxwell A. Thomas
                                   President